Exhibit 99.1

On Reports First Quarter 2026 Results

•On delivers record first-quarter net sales and profitability, driven by the strength of its premium strategy, disciplined execution and broad-based demand. Net sales increase by 14.5% year-over-year, or by 26.4% on a constant currency basis, reaching CHF 831.9 million. This marks the first time On has exceeded CHF 800 million in quarterly net sales. Growth is strong across both Direct-to-Consumer ("DTC") and Wholesale channels, reflecting On's ability to deepen engagement with existing consumers, while continuing to build new fans across the globe.
•On continues to successfully execute on its strategic priorities. The Asia-Pacific region grows 44.4%, or 61.4% on a constant currency basis, representing more than 20% of global net sales, supported by standout momentum in China and South Korea. Apparel increases 45.1%, or 57.5% on a constant currency basis, becoming an even more important entry point into the brand. On's own retail stores show further positive development in key metrics, reinforcing confidence in the expansion of the global network of premium brand hubs, with upcoming store openings in new cities including Stockholm, São Paulo, and Sydney.
•Reflecting the desirability of On's products, full-price discipline and strong operational execution, On delivers record first-quarter profitability. Gross profit margin reaches 64.2%, up 430 basis points year-over-year, despite meaningful headwinds from higher U.S. tariffs. Adjusted EBITDA margin reaches 21.0%, up from 16.5% in the prior year, as On again translates gross profit margin expansion and efficiency gains into higher profitability, while continuing to invest behind its largest long-term growth opportunities. Net income margin reaches 12.4%.
•On further strengthens its position at the intersection of performance, design and culture through a strong innovation pipeline and impactful brand moments. LightSpray moves from elite athlete validation towards a broader commercial platform, supported by the successful launch of the LightSpray Cloudmonster 3 Hyper. At the same time, momentum in lifestyle, including the strong launch of the Cloudtilt Remix, demonstrates On’s growing connection with incremental, sneaker-informed audiences.
•Following a strong start to the year and continued momentum across its growth pillars, On reiterates its full-year 2026 constant currency net sales growth guidance and raises its profitability outlook, even against an uncertain macroeconomic backdrop. The Company continues to expect constant currency net sales growth of at least 23%, with DTC, APAC and apparel expected to outperform. Reflecting the continued strength of On's full-price offer and further efficiencies from its focus on operational excellence, On now expects a full-year gross profit margin of at least 64.5%, materially ahead of 2025 despite additional headwinds from tariffs, and an adjusted EBITDA margin in the range of 19.5% to 20.0%.

ZURICH, Switzerland, May 12, 2026 - On Holding AG (NYSE: ONON) (“On,” “On Holding AG,” the “Company,” “we,” “our,” “ours,” or “us”), has announced its financial results for the first quarter ended March 31, 2026.

Caspar Coppetti, Founder and Co-CEO of On, said: "Q1 was an outstanding start to the year and another strong proof point of our premium strategy in action. On is becoming more global, more multi-dimensional and more deeply rooted in different communities around the world. As David and I step into our new roles as Co-CEOs, we do so with strong commitment to the continuity of our strategy, values and entrepreneurial spirit that have defined On over the past 16 years. I also want to express our heartfelt gratitude to our dear friend and partner Martin. His leadership helped build the financial strength, operational rigor and clarity that have brought us to this moment. As we continue to scale from this very strong foundation, we believe the next chapter of On can be even stronger as we continue to Dream On."

Martin Hoffmann, outgoing CEO and CFO of On, said: "These results show the quality of On’s growth and the strength of the financial foundation we have built. Since our IPO nearly five years ago, we have more than quadrupled our net sales, strengthened our premium positioning and built a financial profile that reflects the incredible ambition of the brand. The results we present today - highlighted by record net sales and a gross profit margin of 64.2% - demonstrates our unique ability to scale rapidly while expanding our profitability. I am incredibly proud to hand over at a time when On is stronger than ever, with clear momentum, an extraordinary team and an exciting future ahead. My deepest thanks go to our Founders, the whole On team, and to the investor and analyst community for their trust and partnership over the years."

Frank Sluis, CFO of On, said: "In my first weeks with On, I have been struck by the strength of the culture, the clarity of vision and purpose, and the high ambition across the company. I look forward to building on the momentum - supporting long-term growth, preserving the premium economics of the brand, and helping On continue to scale with agility, discipline and entrepreneurial energy."

Key Financial and Operating Metrics
Key financial and operating metrics for the three-month period ended March 31, 2026 compared to the three-month period ended March 31, 2025 include:

•    net sales increased by 14.5% to CHF 831.9 million, or by 26.4% on a constant currency basis;
•    net sales through the direct-to-consumer (“DTC”) sales channel increased by 16.4% to CHF 322.3 million, or by 28.7% on a constant currency basis;
•    net sales through the wholesale sales channel increased by 13.3% to CHF 509.6 million, or by 25.1% on a constant currency basis;
•    net sales in Europe, Middle East and Africa (“EMEA”), Americas and Asia-Pacific increased by 22.8% to CHF 207.1 million, 3.1% to CHF 450.7 million and 44.4% to CHF 174.0 million, respectively;
•    net sales in EMEA, Americas and Asia-Pacific increased by 25.6%, 17.1% and 61.4% on a constant currency basis, respectively;
•    net sales from shoes, apparel and accessories increased by 12.2% to CHF 763.7 million, 45.1% to CHF 55.3 million and 70.7% to CHF 12.9 million, respectively;
•    net sales from shoes, apparel and accessories increased by 24.0%, 57.5% and 86.6% on a constant currency basis, respectively;
•    gross profit increased by 22.8% to CHF 534.3 million from CHF 435.3 million;
•    gross profit margin increased to 64.2% from 59.9%;
•    net income increased by 82.2% to CHF 103.3 million from CHF 56.7 million;
•    net income margin increased to 12.4% from 7.8%;
•    basic earnings per share (“EPS”) Class A (CHF) increased to 0.31 from 0.17;
•    diluted EPS Class A (CHF) increased to 0.31 from 0.17;
•    adjusted earnings before interest, taxes, depreciation and amortization ("Adjusted EBITDA") increased by 45.4% to CHF 174.3 million from CHF 119.9 million;
•    adjusted EBITDA margin increased to 21.0% from 16.5%;
•    adjusted net income increased to CHF 123.6 million from CHF 70.5 million;
•    adjusted basic EPS Class A (CHF) increased to 0.37 from 0.22; and
•    adjusted diluted EPS Class A (CHF) increased to 0.37 from 0.21.

Key financial and operating metrics as of March 31, 2026 compared to December 31, 2025 included:
•    cash and cash equivalents increased by 0.1% to CHF 1,020.4 million from CHF 1,019.9 million; and
•    net working capital increased by 14.1% to CHF 650.8 million from CHF 570.3 million.

Adjusted EBITDA, adjusted EBITDA margin, adjusted net income, adjusted basic EPS, adjusted diluted EPS, net working capital and net sales on a constant currency basis are non-IFRS measures used by us to evaluate our performance. Furthermore, we believe these non-IFRS measures enhance investors' understanding of our financial and operating performance from period to period because they enhance the comparability of results between each period, help identify trends in operating results and provide additional insight and transparency on how management evaluates the business. Adjusted EBITDA, adjusted EBITDA margin, adjusted net income, adjusted basic EPS, adjusted diluted EPS, net working capital and net sales on a constant currency basis should not be considered in isolation or as a substitute for other financial measures calculated and presented in accordance with IFRS. For a detailed description and a reconciliation to the nearest IFRS measure, see section titled “Non-IFRS Measures.”

Outlook
Following a strong start to 2026, On looks to the remainder of the year with high confidence. Brand momentum continues to build across markets, channels and communities, while the Company's premium positioning, disciplined execution and strong innovation pipeline support high-quality, margin-accretive growth. Despite ongoing macroeconomic uncertainty, On's first quarter performance provides a strong foundation for the year.
•Net sales: Expected to grow by at least 23% year-over-year on a constant currency basis. At current spot rates, this implies reported net sales of at least CHF 3.51 billion.
•Gross profit margin: Expected to reach at least 64.5%. This raised guidance reflects On's operational strength and its ongoing premium execution, and continues to embed a 20% incremental tariff rate on products imported to the U.S. from Vietnam. It excludes any potential tariff refunds.
•Adjusted EBITDA margin: Expected to be in the range of 19.5% to 20.0%. This reflects On's continued commitment to invest behind the highest-return areas for long-term growth while delivering profitability expansion.

Other than with respect to IFRS net sales and gross profit margin, On only provides guidance on a non-IFRS basis. The Company does not provide a reconciliation of forward-looking adjusted EBITDA to IFRS net income due to the inherent difficulty in forecasting and quantifying certain amounts that are necessary for such reconciliation. As a result, we are not able to forecast with reasonable certainty all deductions needed in order to provide a reconciliation to net income. The above outlook is based on current market conditions and reflects the Company’s current and preliminary estimates of market and operating conditions and customer demand, which are all subject to change. Actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of risks and uncertainties, including those stated below and in our filings with the U.S. Securities and Exchange Commission (the "SEC").

Conference Call Information
A conference call to discuss first quarter results is scheduled for May 12, 2026 at 8 a.m. US Eastern time (2 p.m. Central European Time). Those interested in participating in the call are invited to dial the following numbers:

United States:        +1 646 307 19 63
United Kingdom:    +44 203 481 42 47
Switzerland:        +41 43 210 51 63

Conference ID: 3329054

Additionally, a live webcast of the conference call will be available on the Company's investor relations website and under the following link: https://events.q4inc.com/attendee/213189467. Following the conclusion of the call, a replay of the conference call will be available on the Company's website.

About On
On was born in the Swiss Alps in 2010 with the mission to ignite the human spirit through movement – a mission that still guides the brand today. Sixteen years after market launch, On delivers industry-disrupting innovation in premium footwear, apparel and accessories for high-performance running, outdoor, training, all-day activities and tennis. On’s award-winning CloudTec® and LightSpray™ innovation, purposeful design and groundbreaking strides within the circular economy have attracted a fast-growing global fan base – inspiring humans to explore, discover and Dream On.

On is present in more than 90 countries globally and engages with a digital community on www.on.com.

Non-IFRS Measures
Adjusted EBITDA, adjusted EBITDA margin, adjusted net income, adjusted basic EPS, adjusted diluted EPS, net working capital, and net sales on a constant currency basis are financial measures that are not defined under IFRS. We use these non-IFRS measures when evaluating our performance, including when making financial and operating decisions, and as a key component in the determination of variable incentive compensation for employees. We believe that, in addition to conventional measures prepared in accordance with IFRS, these non-IFRS measures enhance investor understanding of our financial and operating performance from period to period, because they exclude share-based compensation which is not viewed by management as part of our ongoing operations and performance, enhance the comparability of results between each period, help identify trends in operating results and provide additional insight and transparency on how management evaluates the business. In particular, we believe adjusted EBITDA, adjusted EBITDA margin, adjusted net income and net working capital are measures commonly used by investors to evaluate companies in the sportswear industry.
However, adjusted EBITDA, adjusted EBITDA margin, adjusted net income, adjusted basic EPS, adjusted diluted EPS, net working capital, and net sales on a constant currency basis should not be considered in isolation or as a substitute for other financial measures calculated and presented in accordance with IFRS and may not be comparable to similarly titled non-IFRS measures used by other companies. The tables below reconcile each non-IFRS measure to its most directly comparable IFRS measure.

As noted above, we do not provide a reconciliation of forward-looking adjusted EBITDA to IFRS net income due to the inherent difficulty in forecasting and quantifying certain amounts that are necessary for such reconciliation. The amount of these deductions may be material and, therefore, could result in projected net income being materially less than projected adjusted EBITDA. These statements represent forward-looking information and may represent a financial outlook, and actual results may vary. Please see the risks and assumptions referred to in the Forward-Looking Statements section of this press release.

Net sales on a constant currency basis is a non-IFRS financial measure and should be viewed as a supplement to our results under IFRS. Net sales on a constant currency basis represents current period results that have been retranslated using exchange rates used in the prior year comparative period. We provide constant currency percent change in net sales within our results, to enhance the visibility of the underlying growth rate of net sales, excluding the impact of foreign currency exchange rate fluctuations.

Forward-Looking Statements
This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Many of the forward-looking statements contained in this press release can be identified by the use of forward-looking words such as “anticipate,” “believe,” “continue,” “could,” “expect,” “estimate,” “forecast,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “target,” “will,” “would,” and “should,” among others.
Among other things, On’s quotations from management in this press release and other written materials, as well as On’s strategic and operational plans, contain forward-looking statements. On may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements appear in a number of places in this press release and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management.
Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including, but not limited to, those identified under the section titled “Risk Factors” in our Annual Report. These risks and uncertainties include factors relating to: the strength of our brand and our ability to maintain our reputation and premium brand image; our ability and the ability of our independent manufacturers and other suppliers to follow responsible business practices; our ability to implement our growth strategy; the concentration of our business in a single, discretionary product category, namely footwear, apparel and accessories; our ability to continue to innovate and meet consumer expectations; changes in consumer tastes and preferences including in products and sustainability, and our ability to connect with our consumer base; our ability to open new stores at locations that will attract customers to our premium products; our ability to compete and conduct our business in the future; health epidemics, pandemics and similar outbreaks; general economic, political, demographic and business conditions worldwide, including geopolitical uncertainty and instability, such as the on-going Russia-Ukraine or Israel-Hamas conflicts and on-going shipping disruptions in the Red Sea and surrounding waterways; the success of operating initiatives, including advertising and promotional efforts and new product and concept development by us and our competitors; our ability to successfully develop, implement, and scale our LightSpray™ technology and products developed using this technology; our ability to strengthen and grow our DTC channel; our ability to address climate related risks; our ability to execute and manage our sustainability strategy and achieve our sustainability-related goals and targets, including sustainable product offerings and investor and customer scrutiny; our third-party suppliers, manufacturers and other partners, including their financial stability and our ability to find suitable partners to implement our growth strategy; supply chain disruptions, inflation and increased costs in supplies, goods and transportation, customs and duty expenses, and foreign exchange rates; the availability of qualified personnel and the ability to retain such personnel, including our Extended Founder Team; our ability to accurately forecast demand for our products and manage product manufacturing decisions; our ability to distribute products through our wholesale channel; changes in commodity, material, labor, distribution and other operating costs; our international operations; our ability to protect our intellectual property and defend against allegations of violations of third-party intellectual property by us; cybersecurity incidents and other disruptions to our information technology ("IT") systems; increased hacking activity against the critical infrastructure of any nation or organization that retaliates against Russia for its invasion of Ukraine; our reliance on complex IT systems; our ability to adopt and monitor generative artificial intelligence ("AI") technologies in our operations; changes and contemplation of changes to trade policies, tariffs and import/export regulations in the United States and other jurisdictions; financial accounting and tax matters; our ability to maintain effective internal control over financial reporting; the potential impact of, and our compliance with, new and existing laws and regulations; other factors that may affect our financial condition, liquidity and results of operations; and other risks and uncertainties set out in filings made from time to time with the SEC and available at www.sec.gov, including, without limitation, our most recent reports on Form 20-F and Form 6-K. You are urged to consider these factors carefully in evaluating the forward-looking statements contained herein and are cautioned not to place undue reliance on such forward-looking statements, which are qualified in their entirety by these cautionary statements.
Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events.

For investor and media inquiries
Investor Contact:
On Holding AG
Liv Radlinger
investorrelations@on.com
or
ICR, Inc.
Brendon Frey
brendon.frey@icrinc.com

Media Contact:
On Holding AG
Adib Sisani
press@on.com

Source: On
Category: Earnings

Consolidated Financial Information
Consolidated Interim Statements of Income (unaudited)

	Three-month period ended March 31,
(CHF in millions)	2026	2025

Net sales	831.9	726.6
Cost of sales	(297.6)	(291.3)
Gross profit	534.3	435.3
Selling, general and administrative expenses	(416.9)	(358.2)
Operating result	117.4	77.0
Financial income	7.0	7.3
Financial expenses	(8.0)	(5.9)
Foreign exchange gain / (loss)	(0.3)	(14.5)
Income before taxes	116.1	63.9
Income tax expense	(12.8)	(7.2)
Net income	103.3	56.7
Earnings per share

Basic EPS Class A (CHF)	0.31	0.17
Basic EPS Class B (CHF)	0.03	0.02

Diluted EPS Class A (CHF)	0.31	0.17
Diluted EPS Class B (CHF)	0.03	0.02

Consolidated Interim Balance Sheets (unaudited)

(CHF in millions)	3/31/2026	12/31/2025

Cash and cash equivalents	1,020.4	1,019.9
Trade receivables	402.6	305.4
Inventories	406.0	419.8
Other current financial assets	71.5	59.2
Other current operating assets	152.8	158.2

Current assets	2,053.3	1,962.4

Property, plant and equipment	161.1	148.8
Right-of-use assets	511.1	494.1
Intangible assets	54.1	54.2
Deferred tax assets	184.1	175.9

Non-current assets	910.4	873.0

Assets	2,963.7	2,835.4

Trade payables	157.8	154.8
Current lease liabilities	84.8	81.2
Other current financial liabilities	52.2	56.7
Other current operating liabilities	323.8	355.4
Current provisions	14.4	13.0
Income tax liabilities	55.7	63.2

Current liabilities	688.6	724.4

Employee benefit obligations	6.4	5.5
Non-current provisions	25.2	20.7
Non-current lease liabilities	457.1	440.3
Other non-current financial liabilities	5.8	2.8
Deferred tax liabilities	8.8	9.3

Non-current liabilities	503.3	478.6

Share capital	34.1	34.1
Treasury shares	(26.5)	(26.7)
Capital reserves	1,306.0	1,289.0
Other reserves	(27.7)	(46.6)
Retained earnings	485.9	382.6

Equity	1,771.8	1,632.4

Equity and liabilities	2,963.7	2,835.4

Consolidated Interim Statements of Cash Flow (unaudited)

	Three-month period ended March 31,
(CHF in millions)	2026	2025

Net income	103.3	56.7
Adjustments for:
Share-based compensation	16.2	11.6
Employee benefit expenses	0.8	0.8
Depreciation and amortization	35.6	28.3
Interest income and expenses	(2.3)	(3.3)
Net exchange differences	(2.5)	26.7
Income taxes	12.8	7.2
Change in working capital	(73.4)	(120.3)
Trade receivables	(92.5)	(124.7)
Inventories	21.2	8.0
Trade payables	(2.0)	(3.5)
Change in provisions	3.6	—
Change in other current assets / liabilities	(46.1)	(3.6)
Interest received	8.4	7.3
Income taxes paid	(27.3)	(23.6)
Cash inflow / (outflow) from operating activities	29.1	(12.1)

Purchase of property, plant and equipment	(16.7)	(11.3)
Purchase of intangible assets	(2.0)	(0.8)
Cash (outflow) from investing activities	(18.7)	(12.1)

Payments of lease liabilities	(15.7)	(14.0)
Proceeds on sale of treasury shares related to share-based compensation	0.8	6.1
Interest paid	(6.0)	(4.0)
Cash (outflow) from financing activities	(20.9)	(12.0)

Change in cash and cash equivalents	(10.3)	(36.3)
Cash and cash equivalents balance at beginning of the year	1,019.9	924.3
Net impact of foreign exchange rate differences	10.8	(16.1)
Cash and cash equivalents balance at end of the period	1,020.4	871.8

Reconciliation of Non-IFRS measures
Adjusted EBITDA and Adjusted EBITDA Margin
The table below reconciles net income to adjusted EBITDA for the periods presented. Adjusted EBITDA margin is equal to adjusted EBITDA for the period presented as a percentage of net sales for the same period.

	Three-month period ended March 31,
(CHF in millions)	2026	2025	% Change

Net income	103.3	56.7	82.2%
Exclude the impact of:
Income taxes	12.8	7.2	76.7%
Financial income	(7.0)	(7.3)	(4.1)%
Financial expenses	8.0	5.9	35.6%
Foreign exchange result (1)	0.3	14.5	(97.9)%
Depreciation and amortization	35.6	28.3	25.6%
Share-based compensation (2)	21.3	14.6	46.2%
Adjusted EBITDA	174.3	119.9	45.4%
Adjusted EBITDA margin	21.0%	16.5%	27.0%
(1) Represents the foreign exchange gain / (loss) line item within the consolidated statements of income.
(2) Management excludes share-based compensation expenses as we do not consider these expenses reflective of our ongoing operations and performance.

Adjusted Net Income, Adjusted Basic EPS and Adjusted Diluted EPS
We use adjusted net income, adjusted basic EPS and adjusted diluted EPS as measures of operating performance in conjunction with related IFRS measures.
For the purpose of operational performance measurement, we calculate adjusted net income, adjusted basic EPS and adjusted diluted EPS in a manner that fully excludes the impact of any costs related to share-based compensation and includes the tax effect on the tax-deductible portion of the non-IFRS adjustments, which we believe increases comparability of the metric from period to period, and makes it useful for management, our audit committee and investors to assess our financial performance over time.
Adjusted basic EPS is calculated by dividing adjusted net income by the weighted average number of ordinary shares outstanding during the period. Adjusted diluted EPS is calculated by dividing adjusted net income by the weighted average number of ordinary shares outstanding during the period on a fully diluted basis.
The table below provides a reconciliation between net income and adjusted net income, adjusted basic EPS and adjusted diluted EPS for the periods presented:

	Three-month period ended March 31,
(CHF in millions, except per share data)	2026	2026	2025	2025
	Class A	Class B	Class A	Class B

Net income	92.7	10.6	50.7	6.0
Exclude the impact of:
Share-based compensation (1)	19.1	2.2	13.0	1.5
Tax effect of adjustments(2)	(0.9)	(0.1)	(0.7)	(0.1)
Adjusted net income	110.8	12.7	63.1	7.4

Weighted number of outstanding shares	297,510,233	341,241,680	293,337,960	345,437,500
Weighted number of shares with dilutive effects(3)	3,471,278	5,002,619	4,460,419	13,487,132
Weighted number of outstanding shares (diluted and undiluted)(3)	300,981,511	346,244,299	297,798,379	358,924,632

Adjusted basic EPS (CHF)	0.37	0.04	0.22	0.02
Adjusted diluted EPS (CHF)	0.37	0.04	0.21	0.02
(1)    Management excludes share-based compensation expenses as we do not consider these expenses reflective of our ongoing operations and performance.
(2)    The tax effect has been calculated by applying the local tax rate on the tax deductible portion of the respective adjustments.
(3)    Weighted number of outstanding shares (diluted and undiluted) are presented herein in order to calculate Adjusted EPS as Adjusted net income for such periods.

Net Sales on a Constant Currency Basis
Net sales on a constant currency basis is a non-IFRS measure which represents current period results that have been retranslated using exchange rates used in the prior year comparative period. We provide constant currency percent change in net sales in our results to enhance the visibility of the underlying growth rate of net sales, excluding the impact of foreign currency exchange rate fluctuations. Below, we show net sales split out by sales channel, geography, and product, and include the reported percent change and the constant currency percent change.

Net sales by sales channel
The following table presents net sales by sales channel:

	Three-month period ended March 31,
(CHF in millions)	2026	2025	% Change	Constant Currency % Change (1)

Wholesale	509.6	449.7	13.3%	25.1%
Direct-to-consumer	322.3	276.9	16.4%	28.7%
Net sales	831.9	726.6	14.5%	26.4%

Net sales by geography
The following table presents net sales by geographic region (based on the location of the counterparty):

	Three-month period ended March 31,
(CHF in millions)	2026	2025	% Change	Constant Currency % Change (1)

Europe, Middle East and Africa	207.1	168.6	22.8%	25.6%
Americas	450.7	437.4	3.1%	17.1%
Asia-Pacific	174.0	120.6	44.4%	61.4%
Net Sales	831.9	726.6	14.5%	26.4%

Net sales by product
The following table presents net sales by product group:

	Three-month period ended March 31,
(CHF in millions)	2026	2025	% Change	Constant Currency % Change (1)

Shoes	763.7	680.9	12.2%	24.0%
Apparel	55.3	38.1	45.1%	57.5%
Accessories	12.9	7.6	70.7%	86.6%
Net Sales	831.9	726.6	14.5%	26.4%
(1)    The constant currency percent change represents changes to net sales on a constant currency basis, which is a non-IFRS financial measure. For additional information, refer to "Non-IFRS Measures" for a description of this measure. Reconciliation to the nearest IFRS measure is shown in table above.

Net Working Capital
Net working capital is a financial measure that is not defined under IFRS. We use, and believe that certain investors and analysts, use this information to assess liquidity and management use of net working capital resources. We define net working capital as trade receivables, plus inventories, minus trade payables. This measure should not be considered in isolation or as a substitute for any standardized measure under IFRS. Other companies in our industry may calculate this measure differently than we do, limiting its usefulness as a comparative measure.

	As of March 31,	As of December 31,
(CHF in millions)	2026	2025	% Change

Accounts receivables	402.6	305.4	31.8%
Inventories	406.0	419.8	(3.3)%
Trade payables	(157.8)	(154.8)	1.9%
Net working capital	650.8	570.3	14.1%